EXHIBIT 17.1

Board of Directors
Integrated Pharmaceuticals, Inc.
310 Authority Drive
Fitchburg, MA 01420

July 19, 2007

Sub: Resignation from Integrated Pharmaceuticals, Inc.

Dear Members of the Board of Directors of IntePharm:

Due to my personal financial and family conditions I have decided not to continue to work with Integrated Pharmaceticals, Inc. as a full time employee as Chief Executive Officer, President, Chairman as well as member of the board of directors from now on. I resign from all of these positions effective immediately. Please accept my resignation.

Thank you very much to all of you for working with me under difficult conditions in the last nine years.

Sincerely yours,

/s/ Chinmay Chatterjie

Chinmay Chatterjie, Ph.D.
President and CEO

Integrated Pharmaceuticals, Inc., 310 Authority Drive, Fitchburg, MA 01420
Tel: (978) 696-0020; Fax: (978) 696-0026
www.intepharm.com